51-102F3
Material Change Report

Item 1. Name and Address of Company

37 Capital Inc. (the “Company”)
Suite 400 - 570 Granville Street
Vancouver, BC V6C 3P1

Item 2. Date of Material Change

January 29, 2018

Item 3. News Release

The news release was filed on SEDAR and disseminated through Stockwatch and Bay Street News (Market News Publishing).

Item 4. Summary of Material Change

The Company intends to enter into a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $750,000 by issuing up to 5,000,000 units of the securities of the Company at the price of $0.15 per unit (the “Proposed Financing”). Each Unit will consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.20 per common share for a period of 5 years from Closing. Finder’s fees may be payable in respect to this transaction and certain insiders may participate in this financing. All securities that will be issued in connection with this Proposed Financing will include a hold period in accordance with applicable securities laws.

Item 5. Full Description of Material Change

Please see News Release dated January 29, 2018 attached as Schedule “A”.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Mr. Jake H. Kalpakian, President, (604) 681-1519 ext. 6105

Item 9. Date of Report

January 31, 2018

SCHEDULE “A”

NEWS RELEASE

Symbol:	JJJ - CSE
HHHEF - OTCQB

37 Capital announces non-brokered private placement

VANCOUVER, BRITISH COLUMBIA. January 29, 2018. 37 Capital Inc. (the “Company”) intends to enter into a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $750,000 by issuing up to 5,000,000 units of the securities of the Company at the price of $0.15 per unit (the “Proposed Financing”). Each Unit will consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.20 per common share for a period of 5 years from Closing. Finder’s fees may be payable in respect to this transaction and certain insiders may participate in this financing. All securities that will be issued in connection with this Proposed Financing will include a hold period in accordance with applicable securities laws.

The proceeds of this non-brokered private placement financing shall be applied towards the payment of the Company’s existing liabilities, and for general working capital purposes.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian

President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.